Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2014 Stock Incentive Plan of Salix Pharmaceuticals, Ltd. of our report dated February 28, 2014 (except Note 15, as to which the date is May 30, 2014), with respect to the consolidated financial statements and schedule of Salix Pharmaceuticals, Ltd. included in its Current Report on Form 8-K dated May 30, 2014, and our report dated February 28, 2014, with respect to the effectiveness of internal control over financial reporting of Salix Pharmaceuticals, Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

August 8, 2014